Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 31, 2024 by and among Bionomics Limited, a public company incorporated under the laws of the Commonwealth of Australia (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A. The Company and each Investor is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act (as defined below);

B. The Investors, severally and not jointly, wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, Restricted ADSs, each of which shall represent 180 of the Company’s ordinary shares, no par value per share (the “Shares”), an Accompanying Warrant in the form attached hereto as Exhibit B to purchase Shares related solely to the First Closing (as defined below) and pre-funded warrants to purchase Shares in the form attached hereto as Exhibit B-1 (each, a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”).

C. Contemporaneously with the sale of the Shares and the Pre-Funded Warrants, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Shares under the 1933 Act and applicable state securities laws. Upon registration of the Shares and the Warrant Shares pursuant to the terms of the Registration Rights Agreement, the Shares and Warrant Shares will be contained in and traded on the Company’s Principal Trading Market in the form of ADSs, with each ADS representing 180 ordinary shares of the Company. The ADSs shall be issued by the Depositary (defined below).

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Accompanying Warrants” means the five (5) year warrants that shall be issued to each Investor solely in connection with the First Closing, with each such Accompanying Warrant to be exercisable for up to 167% of the Shares purchased by and issued to each Investor at the First Closing.

“ADSs” mean the American Depositary Shares traded and listed on the Principal Trading Market, with each ADS representing 180 ordinary shares of the Company.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person.

“Annual Report” means the Company’s annual report for the fiscal year ended June 30, 2023, as filed with the SEC on October 18, 2023.

“Applicable Closing” means the First Closing, the Second Closing and/or the Third Closing, as applicable.

“Applicable Closing Date” means the First Closing Date, the Second Closing Date and/or the Third Closing Date, as applicable.

“Attribution Parties” means, with respect to any Person, such Person’s Affiliates and any other Person whose beneficial ownership of the Ordinary Shares underlying the ADSs would be aggregated with such Person’s for purposes of Section 13(d) or Section 16 of the 1934 Act and the applicable regulations of the SEC, including any “group” of which such Person is a member.

“Australian Corporations Act” means the Corporations Act 2001 (Cth) as amended from time to time.

“Beneficial Ownership Limitation” means the percentage of shares held by such Investor at any given time not to exceed 9.99% of the number of outstanding ordinary shares of the Company.

“Board” means the board of directors of the Company.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Company’s Knowledge” means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company.

“Constitution” means the constitution of the Company as amended or varied from time to time.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Depositary” means Citibank, N.A., which acts as the Company’s depositary, and registers and delivers ADSs . Each ADS represents one hundred eighty (180) ordinary shares deposited with Citicorp Nominees Pty Limited, as custodian for the depository. The deposited shares held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered, and its principal executive office, are located at 388 Greenwich Street, New York, NY 10013.

“DTC” has the meaning set forth in Section 8.2(c).

“EDGAR system” means the Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the earliest of the date that (a) the Resale Registration Statement has been declared effective by the Commission, (b) all of the Shares and Warrant Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions, (c) following the one year anniversary of the First Closing Date provided that a holder of Shares or Warrant Shares is not an Affiliate of the Company, or (d) all of the Shares and Warrant Shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions and Company Counsel has delivered to such holders a written opinion that resales may then be made by such holders of the Shares and Warrant Shares pursuant to such exemption, which opinion shall be in form and substance reasonably acceptable to such holders.

“Environmental Laws” has the meaning set forth in Section 4.15.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“FDA” has the meaning set forth in Section 4.24.

“First Closing” has the meaning set forth in Section 3.1(a).

“First Closing Date” has the meaning set forth in Section 3.1(a).

“First Closing Overage Number” has the meaning set forth in Section 2.1.

“First Closing Subscription Amount” means, as to an Investor, the aggregate amount to be paid for the Shares and/or Pre-Funded Warrants and the Accompanying Warrants purchased hereunder at the First Closing as specified opposite such Investor’s name on Exhibit A attached hereto, under the column entitled “First Closing Aggregate Purchase Price,” in U.S. Dollars and in immediately available funds.

“IFRS” means the International Financial Reporting Standards of accounting rules issued by the International Accounting Standards Board (or IASB), utilized by the Company in the preparation of its financial statements, as more fully described in Section 4.17.

“Intellectual Property” has the meaning set forth in Section 4.14.

“Investor Questionnaire” has the meaning set forth in Section 3.1(a).

“Majority Investors” has the meaning set forth in Section 7.1(a)(i).

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, financial condition or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, except that for purposes of Section 6.1(i) of this Agreement, in no event shall a change in the market price of the ADS’ alone constitute a “Material Adverse Effect”.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Overage Number” has the meaning set forth in Section 2.1.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Placement Agent” shall mean Leerink Partners LLC.

“Pre-Funded Warrant Share Instructions” has the meaning set forth in Section 8.3.

“Principal Trading Market” means the Trading Market on which the ADSs are primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the Nasdaq Global Market.

“Pre-Funded Warrants” has the meaning set forth in the Recitals.

“Public Disclosure” has the meaning set forth in Section 9.7.

“Restricted ADSs” means the unregistered American Depositary Shares, with each Restricted ADS representing 180 ordinary shares of the Company.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registrable Securities” means (i) the Shares, (ii) the Pre-Funded Warrant Shares, (iii) the Shares issuable upon exercise of the Accompanying Warrant and (iv) any other securities issued upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, registration statement hereunder with respect thereto) upon the first to occur of (A) a registration statement with respect to the sale of such Registrable Securities being declared effective by the SEC under the 1933 Act and such Registrable Securities having been disposed of or transferred by the holder thereof in accordance with such effective Registration Statement, (B) such Registrable Securities having been previously sold or transferred in accordance with Rule 144 (or another exemption from the registration requirements of the 1933 Act), and (C) such securities becoming eligible for resale without volume or manner-of-sale restrictions and without current public information requirements pursuant to Rule 144.

“Rule 144” means Rule 144 promulgated under the 1933 Act (or any successor rule).

“SEC” means the United States Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.7.

“Second Closing” means the closing of the purchase and sale of Shares and/or Pre-Funded Warrants on the Second Closing Date pursuant to Section 3.2 of this Agreement.

“Second Closing Date” means the Trading Day on which all conditions precedent to (i) the Investors’ obligations to pay the Second Closing Subscription Amount and (ii) the Company’s obligations to deliver Shares and/or Pre-Funded Warrants in connection with the Second Closing, in each case, have been satisfied or waived; provided, that the Second Closing Date shall be a date that is not more than five (5) Trading Days following the date on which all such conditions have been satisfied or waived.

“Second Closing Notice” has the meaning set forth in Section 3.2(a).

“Second Closing Overage Number” has the meaning set forth in Section 2.2.

“Second Closing Subscription Amount” means, as to an Investor, the aggregate amount to be paid for the Shares and/or Pre-Funded Warrants purchased hereunder at the Second Closing as specified opposite such Investor’s name on Exhibit A attached hereto, under the column entitled “Second Closing Aggregate Purchase Price,” in U.S. Dollars and in immediately available funds.

“Securities” means the Shares, the Pre-Funded Warrants and, solely with respect to the First Closing, the Accompanying Warrants (and all Shares exercisable under either warrant, the Warrant Shares).

“Shares” has the meaning set forth in the recitals to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable Shares ).

“Third Closing” means the closing of the purchase and sale of Shares and/or Pre-Funded Warrants on the Third Closing Date pursuant to Section 3.3 of this Agreement.

“Third Closing Date” means the Trading Day on which all conditions precedent to (i) the Investors’ obligations to pay the Third Closing Subscription Amount and (ii) the Company’s obligations to deliver Shares and/or Pre-Funded Warrants in connection with the Third Closing, in each case, have been satisfied or waived; provided, that the Third Closing Date shall be a date that is not more than five (5) Trading Days following the date on which all such conditions have been satisfied or waived.

“Third Closing Notice” has the meaning set forth in Section 3.3(a).

“Third Closing Overage Number” has the meaning set forth in Section 2.3.

“Third Closing Subscription Amount” means, as to an Investor, (a) the aggregate amount to be paid for the Shares and/or Pre-Funded Warrants purchased hereunder at the Third Closing as specified opposite such Investor’s name on Annex I attached hereto, under the column entitled “Third Closing Aggregate Purchase Price,” in U.S. Dollars and in immediately available funds or (b) the forfeiture of the right to receive a portion of the Shares to be issued at the Third Closing pursuant to the terms of Section 3.3(d).

“Trading Day” means (i) a day on which the ADSs are listed or quoted and traded on its Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the ADSs are not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the ADSs are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the ADSs are not quoted on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i), (ii) or (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market

“Transaction Documents” means this Agreement, including the exhibits attached hereto, the Accompanying Warrant, the Pre-Funded Warrants, the Irrevocable Transfer Agent Instructions and any other documents or agreements executed and delivered by the Company and the Investors in connection with the transactions contemplated hereunder.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 8.5.

“Warrant Shares” means the Shares issuable upon exercise of the Pre-Funded Warrants and/or the Accompanying Warrant, as applicable.

2. Purchase of Securities.

2.1. First Closing Purchase and Sale of Shares and/or Pre-Funded Warrants and the Accompanying Warrants. On the First Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and each Investor will purchase, severally and not jointly, the number of Shares set forth opposite the name of such Investor under the heading “First Closing Number of Shares” on Exhibit A attached hereto, at a price per Share equal to $0.99 (or Pre-Funded Warrant in lieu of Shares at a price per Pre-Funded Warrant equal to $0.9899) as well as an Accompanying Warrant. In the event the number of Shares set forth in Exhibit A under the heading “First Closing Number of Shares” for any Investor would result in such Investor, together with any Attribution Parties, beneficially owning in excess of the Beneficial Ownership Limitation after the First Closing, then (a) the number of Shares otherwise issuable to such Investor at the First Closing will be reduced by the number (such number, the “First Closing Overage Number”) of Shares that would result in such Investor beneficially owning, together with its Attribution Parties, no more than the Beneficial Ownership Limitation of the outstanding Ordinary Shares underlying the ADSs immediately after the First Closing, (b) the Company will issue to such Investor at the First Closing a Pre-Funded Warrant that is exercisable for a number of Pre-Funded Warrant Shares equal to the Overage Number, and (c) the First Closing Subscription Amount payable by such Investor at the First Closing shall be reduced by $0.0001 for each Pre-Funded Warrant Share subject to the Pre-Funded Warrant being purchased by such Investor.

2.2. Second Closing Purchase and Sale of Shares and/or Pre-Funded Warrants. On the Second Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and each Investor will purchase, severally and not jointly, the number of Shares set forth opposite the name of such Investor under the heading “Second Closing Number of Shares” on Exhibit A attached hereto, at a price per Share equal to $0.99 (totaling aggregate proceeds of up to $25 million USD among all Investors). In the event the number of Shares set forth in Exhibit A under the heading “Second Closing Number of Shares” for any Investor would result in such Investor, together with its Attribution Parties, if any, beneficially owning in excess of the Beneficial Ownership Limitation immediately after the Second Closing, then (a) the number of Shares otherwise issuable to such Investor at the Second Closing will be reduced by the number (such number, the “Second Closing Overage Number”) of Shares that would result in such Investor beneficially owning, together with its Attribution Parties, no more than the Beneficial Ownership Limitation immediately after the Second Closing, (b) the Company will issue to such Investor at the Second Closing a Pre-Funded Warrant that is exercisable for a number of Pre-Funded Warrant Shares equal to the Second Closing Overage Number, and (c) the Second Closing Subscription Amount payable by such Investor at the Second Closing shall be reduced by $0.0001 for each Pre-Funded Warrant Share subject to the Pre-Funded Warrant being purchased by such Investor.

2.3. Third Closing Purchase and Sale of Shares and/or Pre-Funded Warrants. On the Third Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and each Investor will purchase, severally and not jointly, the number of Shares set forth opposite the name of such Investor under the heading “Third Closing Number of Shares” on Exhibit A attached hereto, at a price per Share equal to $0.99 (totaling aggregate proceeds of up to $25 million USD among all Investors). In the event the number of Shares set forth in Exhibit A under the heading “Third Closing Number of Shares” for any Investor would result in such Investor, together with its Attribution Parties, beneficially owning in excess of the Beneficial Ownership Limitation immediately after the Third Closing, then (a) the number of Shares otherwise issuable to such Investor at the Third Closing will be reduced by the number (such number, the “Third Closing Overage Number”) of Shares that would result in such Investor beneficially owning, together with its Attribution Parties, no more than the Beneficial Ownership Limitation immediately after the Third Closing, (b) the Company will issue to such Investor at the Third Closing a Pre-Funded Warrant that is exercisable for a number of Pre-Funded Warrant Shares equal to the Third Closing Overage Number, and (c) the Third Closing Subscription Amount payable by such Investor at the Third Closing shall be reduced by $0.0001 for each Pre-Funded Warrant Share subject to the Pre-Funded Warrant being purchased by such Investor.

3. Closings.

3.1. First Closing.

(a) The initial closing of the purchase and sale of the Shares and/or Pre-Funded Warrants and the Accompanying Warrants pursuant to this Agreement (the “First Closing”) shall be held remotely via the electronic exchange of documents and signatures no later than 10:00 AM (Eastern Time) on June 3, 2024 (the “First Closing Date”). At or prior to the First Closing, each Investor shall execute any related agreements or other documents required to be executed hereunder, dated on or before the First Closing Date, including but not limited to the Investor Questionnaire in the form attached hereto as Exhibit D (the “Investor Questionnaire”) and such other documents required by the Depositary and the Company.

(b) On the First Closing Date, each Investor shall deliver or cause to be delivered to the Company the First Closing Subscription Amount via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the First Closing Date.

(c) At the First Closing, the Company shall deliver or cause to be delivered to each Investor the number of Shares to be issued to such Investor pursuant to Section 2.1, registered in the name of the Investor (or its nominee in accordance with its delivery instructions) in book entry form and/or the number of Pre-Funded Warrants and an Accompanying Warrant to be issued to such Investor registered in the name of the Investor in the amounts set forth in Exhibit A hereto.

3.2. Second Closing.

(a) Upon the earlier of (i) receipt of a ruling by the Company from the FDA regarding a breakthrough designation for BNC210 and receipt from the FDA of the outcomes of end of Phase 2 PTSD meeting or (ii) December 31, 2024 (the “Second Closing Milestone”), the Company shall provide notice to each Investor of the achievement of such Second Closing Milestone within five (5) business days thereafter, which notice shall also include the proposed date of the Second Closing (the “Second Closing Notice”). The above noted Second Closing Milestone is also conditioned on the then current effectiveness of the Company’s resale registration statement covering the Registrable Securities.

(b) Upon Investor‘s exercise of its Second Closing Milestone option, then at the Second Closing (which, for the avoidance of doubt, shall occur on the Second Closing Date), upon receipt by the Company of such Investor’s respective funds for such portion of the exercised Second Closing Subscription Amount (the “Second Closing Subscription Amount”), the Company shall deliver or cause to be delivered to each Investor the number of Shares and/or Pre-Funded Warrants to be issued to such Investor pursuant to Section 2.2, registered in the name of the Investor (or its nominee in accordance with its delivery instructions) in book entry form, up to the amount as set forth in Exhibit A.

(c) Mandatory Purchase: If at any time following delivery of the Second Closing Milestone Notice, and prior to the expiration of the date that is thirty (30) days following delivery of the Second Closing Notice by the Company, if the ten (10)-day volume weighted average price of the ADSs (as quoted on Nasdaq and as calculated by Bloomberg Financial Markets) is at least $8.00 per share (or such lesser amount as may be approved by Investors required to purchase a majority of the Shares (or Pre-Funded Warrants) at the Second Closing (which amount shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction) with aggregate trading volume (measured in terms of aggregate sale prices) during the same ten (10)-day period of at least $100 million (or such lesser amount as may be approved by Investors required to purchase a majority of the Shares (or Pre-Funded Warrants) at the Second Closing, then the Investor shall be required to purchase its maximum pro-rata number of Shares or Pre-Funded Warrants, as the case may be, at the Second Closing as set forth on Exhibit A.

(d) On the Second Closing Date, each Investor shall deliver or cause to be delivered to the Company, collectively, the Second Closing Subscription Amount via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Second Closing Date.

3.3. Third Closing.

(a) Upon the latter of (i) completion of an interim safety review of the planned BNC210 Phase-3 PTSD study, which will be focused on a blinded review of liver function tests, or (ii) December 31, 2025 (or such other milestone as may be agreed in advance in writing by the Company and the Investors party hereto) (the “Third Closing Milestone”), the Company shall provide notice to each Investor a notice of the achievement of such Third Closing Milestone within five (5) business days thereafter, which notice shall also include the proposed date of the Third Closing (the “Third Closing Notice”). The above noted Third Closing Milestone is also conditioned on the then current effectiveness of the Company’s resale registration statement covering the Registrable Securities.

(b) Upon an Investor‘s exercise of its Third Closing Milestone option, then at the Third Closing (which, for the avoidance of doubt, shall occur on the Third

Closing Date), upon receipt by the Company of such Investor’s respective funds for such portion of the exercised Third Closing Subscription Amount (the “Third Closing Subscription Amount”), the Company shall deliver or cause to be delivered to each Investor the number of Shares and/or Pre-Funded Warrants to be issued to such Investor pursuant to Section 2.2, registered in the name of the Investor (or its nominee in accordance with its delivery instructions) in book entry form, up to the amount as set forth in Exhibit A.

(c) Mandatory Purchase: If at any time following delivery of the Third Closing Milestone Notice, and prior to the expiration of the date that is thirty (30) days following delivery of the Third Closing Notice by the Company, if the ten (10)-day volume weighted average price of the ADSs (as quoted on Nasdaq and as calculated by Bloomberg Financial Markets) is at least $8.00 per share (or such lesser amount as may be approved by Investors required to purchase a majority of the Shares (or Pre-Funded Warrants) at the Third Closing (which amount shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction) with aggregate trading volume (measured in terms of aggregate sale prices) during the same ten (10)-day period of at least $100 million (or such lesser amount as may be approved by Investors required to purchase a majority of the Shares (or Pre-Funded Warrants) at the Third Closing, then the Investor shall be required to purchase its maximum pro-rata number of Shares or Pre-Funded Warrants, as the case may be, at the Third Closing as set forth on Exhibit A.

(d) On the Third Closing Date, each Investor shall deliver or cause to be delivered to the Company, collectively, the Third Closing Subscription Amount via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Third Closing Date.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors and the Placement Agent that, except (a) as described in the Company’s SEC Filings and (b) as set forth on the disclosure schedule, if any, delivered herewith (which is arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Section 4) (the “Disclosure Schedule”):

4.1 Organization, Good Standing and Qualification. The Company reports as a “foreign private issuer,” as such term is defined in Rule 405 of the 1933 Act, and shall rely upon the rules applicable to a foreign private issuer through June 30, 2024. The Company has been duly organized, registered and is validly existing as a corporation under the laws of the Commonwealth of Australia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Annual Report and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required (or such equivalent concept to the extent it exists under the laws of such jurisdiction), whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to qualify or to be in good standing would not result in a Material Adverse Effect. Each significant subsidiary of the Company has been duly incorporated or organized and is validly existing and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, and have all requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s significant subsidiaries are duly qualified to do business and are in good standing (or such equivalent concept to the extent it exists under the law of such jurisdiction) in each jurisdiction in which the conduct of their business or their ownership or leasing of property makes such qualification necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and shareholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3 Capitalization. The Company’s disclosure of its issued and outstanding share capital in the Annual Report containing such disclosure was accurate in all material respects as of the date indicated in the Annual Report. Since the date indicated in such Annual Report, there has not been any change in the Company’s share capital, other than as a result of the exercise of options or the award of options in the ordinary course of business pursuant to the Company’s share-based compensation plans described in the SEC Filings and issuances under the Company’s At the Market program, as described in the SEC Filings. All of the issued and outstanding Shares of the Company have been duly authorized and validly issued and are fully paid ; none of such Shares were issued in violation of any preemptive rights; and such Shares were issued in compliance in all material respects with applicable securities law and any rights of third parties. No Person is entitled to preemptive or similar statutory or contractual rights with respect to the issuance by the Company of any Securities. Except for options approved pursuant to the Company’s share-based compensation plans described in the Annual Report, any warrants and prefunded warrants described in the Annual Report, and other agreements described in the Annual Report, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, except as contemplated by this Agreement. Except for the Registration Rights Agreement to be entered into in connection with this Agreement and the Closing, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Except as provided in the Registration Rights Agreement, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person that have not otherwise been satisfied in full.

The issuance and sale of the Securities hereunder will not obligate the Company to issue Shares or other securities to any other Person (other than the Investors) and, except as described in the SEC Filings, will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

The Company does not have outstanding shareholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4 Valid Issuance. The Shares, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, will be duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The Warrant Shares have been duly and validly authorized and reserved for issuance and, if and upon exercise of the Pre-Funded Warrants and Accompanying Warrants in accordance with their terms, including the payment of any exercise price therefor, will be validly issued, fully paid and nonassessable and will be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. Assuming the accuracy of the representations and warranties of each Investor in Section 5 hereof, the Warrant Shares will be issued in compliance with all applicable federal and state securities laws.

4.5 Consents. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) filings that have been made pursuant to applicable state securities laws, (b) post-sale filings pursuant to applicable state and federal securities laws, if any, (c) filings pursuant to the rules and regulations of Nasdaq, (d) such consents or waivers as have been obtained by the Company prior to entry into this Agreement, and (e) filing of the registration statement required to be filed by the Registration Rights Agreement, each of which the Company has obtained, filed or undertakes to file within the applicable time. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Securities and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any shareholder arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties is subject that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Shares or Warrant Shares by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents; provided, however, that no Investor or any other Person, upon consummation of the transactions contemplated by this Agreement, shall beneficially own or have voting power (as defined in Chapter 6 of the Australian Corporations Act) of 20% or more of the outstanding ordinary shares of the Company without approval of the Company’s shareholders or exemption therefrom.

4.6 Use of Proceeds. The net proceeds of the sale of the Securities hereunder shall be used by the Company for advancement of the Company’s clinical development pipeline, business development activities, research and development, working capital and general corporate purposes.

4.7 No Material Adverse Change. Since December 31, 2023, except as identified and described in the SEC Filings filed at least one Trading Day prior to the date hereof, there has not been:

(i) any material change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Annual Report, except for changes in the ordinary course of business which have not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the share capital of the Company, or any redemption or repurchase by the Company of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;

(iv) any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

(vi) any change or amendment to the Company’s Constitution, or material change to any material contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

(vii) any material transaction entered into by the Company other than in the ordinary course of business;

(viii) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company; or

(x) any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

4.8 SEC Filings. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one-year period preceding the date hereof (collectively, the “SEC Filings”). At the time of filing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder.

4.9 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities in accordance with the provisions thereof will not, except (solely in the case of clause (i)(b) and clause (ii)) for such violations, conflicts or defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Constitution, in effect on the date hereof (true and complete copies of which have been made available to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR system”)), or (b) assuming the accuracy of the representations and warranties in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or, except as disclosed in the SEC Filings, give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract.

4.10 Tax Matters. The Company and its subsidiaries have timely prepared and filed all material tax returns required to have been filed by them with all appropriate governmental agencies and timely paid all material taxes shown thereon or otherwise owed by them. There are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any audits by any federal, state or local taxing authority. All material taxes that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens pending or, to the Company’s Knowledge, threatened against the Company or any of its assets or property. With the exception of agreements or other arrangements that are not primarily related to taxes entered into in the ordinary course of business, there are no outstanding tax sharing agreements or other such arrangements between the Company and any other corporation or entity (other than a subsidiary of the Company).

4.11 Title to Properties. The Company and its subsidiaries have good and marketable title to all real properties and all other material properties and assets owned by them, in each case free from liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.12 Certificates, Authorities and Permits. The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except where failure to so possess would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. The Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on the Company.

4.13 Labor Matters. The Company is not party to or bound by any collective bargaining agreements or other agreements with labor organizations.

4.14 Intellectual Property. The Company owns, or possesses adequate rights or licenses to use, all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. The Company’s Intellectual Property Rights have not expired or terminated, or are expected to expire or terminate within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company of the Intellectual Property Rights of others. Except as disclosed in the SEC Reports, there is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company regarding its Intellectual Property Rights.

4.15 Environmental Matters. The Company is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has not released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s Knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

4.16 Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending, or to the Company’s Knowledge, threatened to which the Company or its subsidiaries are a party or to which any property of the Company or its subsidiaries are the subject that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

4.17 Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC, or exemptions permitted therefrom, with respect thereto as in effect at the time of filing and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements, if any, to normal, immaterial year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with IFRS as issued by the International Accounting Standards Board (IASB) applied on a consistent basis during the periods involved (except as may be disclosed therein or in the notes thereto, and except that any unaudited financial statements may not contain all footnotes required by IFRS, if any. Except as set forth in the financial statements of the Company included in the SEC Filings or as otherwise disclosed in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.18 Insurance Coverage. The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

4.19 Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the ADSs on Nasdaq and the Company has not received any notice of, nor to the Company’s Knowledge is there any reasonable basis for, the delisting of the ADSs from Nasdaq.

4.20 Brokers and Finders. Except for commissions and fees payable by the Company to the Placement Agent pursuant to an engagement letter between the Company and Placement Agent in or about March 2024 (the “Engagement Letter”), no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, except for any such agreements with such other placement agent which has consented to or waived such right to remuneration thereunder, which such consent or waiver has been obtained by the Company prior to entry into this Agreement. No Investor shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 4.20 that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

4.21 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising in connection with the offer or sale of any of the Securities.

4.22 No Integrated Offering. Neither the Company nor its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act.

4.23 Private Placement. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, (a) the offer and sale of the Closing Securities to the Investors and the exercise, if any, of the Pre-Funded Warrants as contemplated hereby (unless already registered at the time of such exercise) are exempt from the registration requirements of the 1933 Act pursuant to Section (4)(a)(2)), and (b) the issuance and sale of the Closing Securities does not contravene the rules and regulations of the Australian Corporations Act.

4.24 Questionable Payments. Neither the Company nor its subsidiaries nor, to the Company’s Knowledge, any of their current directors, officers, employees, agents or other Persons acting on behalf of the Company or its subsidiaries, has on behalf of the Company or its subsidiaries in connection with their business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets which is in violation of law; (d) made any false or fictitious entries on the books and records of the Company; or I made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.25 Transactions with Affiliates. Except as disclosed in the Annual Report, none of the executive officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of options, warrants and/or restricted shares, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.26 Internal Controls. Since the end of the Company’s most recent audited fiscal year, we are not aware of any material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal controls over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting.

4.27 Disclosures. Neither the Company nor any Person acting on its behalf has provided the Investors or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material nonpublic information concerning the Company or its subsidiaries, other than with respect to the transactions contemplated hereby, which will be disclosed in the Public Disclosure (as defined below). The Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4.28 Required Filings. Except for the transactions contemplated by this Agreement, including the acquisition of the Securities contemplated hereby, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

4.29 Investment Company. The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.30 Tests and Preclinical and Clinical Trials. (i) The preclinical studies and clinical trials conducted by or on behalf of or sponsored by the Company or its subsidiaries, or in which the Company or its subsidiaries have participated, that are described in the SEC Filings, or the results of which are referred to in the SEC Filings, as applicable, were, and if still pending are, being conducted in all material respects in accordance with standard medical and scientific research standards and procedures for products or product candidates comparable to those being developed by the Company and all applicable statutes and all applicable rules and regulations of the U.S. Food and Drug Administration (the “Regulatory Authorities”) and Good Clinical Practice and Good Laboratory Practice requirements; (ii) the descriptions in the SEC Filings of the results of such studies and trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; (iii) to the Company’s Knowledge, there are no other studies or trials not described in the SEC Filings, the results of which the Company believes are inconsistent with or reasonably call into question the results described or referred to in the SEC Filings; (iv) the Company and its subsidiaries have operated at all times and are currently in compliance with all applicable statutes, rules and regulations of the Regulatory Authorities, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; and (v) neither the Company nor any of its subsidiaries have received any written notices, correspondence or other communications from the Regulatory Authorities or any other governmental agency requiring or threatening the termination, material modification or suspension of any preclinical studies or clinical trials that are described in the SEC Filings or the results of which are referred to in the SEC Filings, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies or trials.

4.31 Manipulation of Price. The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities.

4.32 Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees, are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any Executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

4.33 No Additional Agreements. The Company has no other agreements or understandings (including, without limitation, side letters) with any Investor to purchase Securities on terms more favorable to such Investor than as set forth herein.

4.34 Shell Company Status. The Company is not now, and has not been for at least the previous twelve months, a shell company, as defined under Rule 405 of the Securities Act.

4.35 Compliance. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived) or (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.36 Reliance on Representations and Warranties. The Company acknowledges and agrees that the Placement Agent is a third party beneficiary to the representations and warranties set forth in this Section 4 and are entitled to rely on the accuracy of these representations.

5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company and the Placement Agent that:

5.1 Organization and Existence. Such Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The purchase by such Investor of the Securities hereunder has been duly authorized by all necessary corporate, partnership or other action on the part of such Investor. This Agreement has been duly executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3 Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Securities are being purchased by such Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5 Disclosure of Information. Such Investor acknowledges that it has been afforded the opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities, and has conducted and completed its own independent due diligence, and such Investor has had the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect its investment. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR system. Based on the information such Investor has deemed appropriate, it has independently made its own analysis and decision to enter into the Transaction Documents, and it understands the risks associated with its investment in the Securities. Such Investor is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. Each Investor acknowledges that the Placement Agent has not acted as such Investor’s financial advisor or fiduciary and such Investor is not relying on the Placement Agent for any accounting, legal or tax advice in connection with making an investment decision in the Securities.

5.6 Restricted Securities. Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.7 Legends. It is understood that, except as provided below, certificates or book-entry positions evidencing the Securities may bear the following or any similar legend:

(a) “These securities represented hereby and the securities issuable upon exercise of these securities have not been registered with the Securities and Exchange Commission or the securities commission of any state but have been or will be issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for resale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended, or (iv) the securities are transferred without consideration to an affiliate of such holder or a custodial nominee (which for the avoidance of doubt shall require neither consent nor the delivery of an opinion).”

(b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

5.8 Accredited Investor. At the time such Investor was offered the Securities, it was, and at the date hereof it is, and on the date which it exercises any Warrants it will be, an “accredited investor” within the meaning of Rule 501(a) of the 1933 Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Investor has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit D (the “Investor Questionnaire”), which such Investor represents and warrants is true, correct and complete. Such investor is a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Securities. Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Investor’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Investor is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Securities. Furthermore, each such Investor is an “Institutional Account” as defined in FINRA Rule 4512(c).

5.9 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which such Investor was invited by any of the foregoing means of communications.

5.10 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.11 Short Sales and Confidentiality Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company or any other Person regarding the transactions contemplated hereby and ending at such time that the transactions contemplated by this Agreement are first publicly announced. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement and other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future, but which shall not take place prior to the time transaction contemplated here has been publicly disclosed by the Company. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Investor makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release, (ii) no Investor shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and (iii) no Investor shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agent, including , without limitation, the Placement Agent after the issuance of the initial press release.

5.12 No Government Recommendation or Approval. Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Securities.

5.13 No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.14 Residency. Such Investor’s office in which its investment decision with respect to the Securities was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.15 No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

5.16 Compliance with Australian law. Each Investor represents that it is in compliance with all relevant Australian laws and regulations applicable to the Transaction Documents (including, without limitation, the requirements of the Australian Corporations Act, the Foreign Acquisitions and Takeovers Act 1975 (Cth), the Competition and Consumer Act 2010 (Cth) and the Security of Critical Infrastructure Act 2018 (Cth) and the constitution of the Company and such Investor will not cease to be in compliance upon consummation of the transactions contemplated under this Agreement (including its acquisition of the Securities under this Agreement). Each Investor further represents that the consummation of the transactions contemplated by this Agreement will not (including upon exercise of the Pre-Funded Warrants, if any) result in the voting power (as defined in Chapter 6 of the Australian Corporations Act) of any Investor or any other Person exceeding 19.99% without the prior approval of the Company’s shareholders under Chapter 6 of the Australian Corporations Act, unless a relevant exemption applies.

5.17 Australian securities laws. Each Investor represents that at the time such Investor was offered the Securities, at the date hereof, and on the date on which it exercises any Pre-Funded Warrants, either (i) it will receive such offer of Securities outside of Australia, or (ii) (A) it will be a sophisticated or experienced investor meeting the criteria in sections 708(8) to (10) of the Australian Corporations Act or a “professional investor” as defined under the Australian Corporations Act, and (B) such Investor will not acquire the Securities for the purpose of selling or transferring the Securities or granting, issuing or transferring interests in, or options over, the Securities..

5.18. Reliance on Representations and Warranties. Each Investor acknowledges and agrees that the Placement Agent is a third party beneficiary to the representations and warranties set forth in this Section 5 and is entitled to rely on the accuracy of these representations.

5.19 Placement Agent. Each Investor hereby acknowledges and agrees that it has independently evaluated the merits of its decision to purchase the Securities, and that (a) the Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Documents and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Investor, the Company or any other Person in connection with the execution, delivery and performance of the Transaction Documents, (b) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character to any Investor and has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Documents and (c) the Placement Agent will not have any responsibility with respect to (i) any representations, warranties or agreements made by any Person under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any Person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company.

6. Conditions to the Closings.

6.1. First Closing.

(a) Conditions to the Investors’ Obligations. The obligation of each Investor to purchase Securities at the First Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the First Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(i) The representations and warranties made by the Company in Section 4 hereof, as qualified by the SEC Filings, shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality or by Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the First Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the First Closing Date.

(ii) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(iii) The Company shall have executed and delivered the Registration Rights Agreement.

(iv) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(v) The Investors shall have received a respective opinion from Rimon P.C., the Company’s U.S. counsel, and Johnson Winter Slattery, the Company’s Australian counsel, each dated as of the First Closing Date, in a customary form reasonably acceptable to the Investors and the Placement Agent.

(vi) The Investors shall have received the duly executed Irrevocable Transfer Agent or Depositary Instructions instructing the Transfer Agent or Depositary, as applicable, to deliver a book-entry or holding statement evidencing the number of Shares to be issued to the Investors pursuant to Section 2.1, registered in the name of such Investor.

(vii) The Investors shall have received the duly executed Pre-Funded Warrant Share Instructions instructing the Transfer Agent or Depositary to deliver a book-entry statement evidencing the number of Pre-Funded Warrants to be issued to the Investors pursuant to Section 2.1, registered in the name of such Investor.

(viii) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs.

(ix) The Company shall have delivered a certificate of the Secretary of the Company, dated as of the First Closing Date, (i) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, and (ii) certifying the current versions of the Constitution of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

(x) Since the date hereof, no event or circumstance or series of events or circumstances shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(xi) The Company shall have delivered lock-up agreements to the Placement Agent substantially in the form of Exhibit E signed by each of the directors and executive officers of the Company.

(b) Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Securities at the First Closing to each of the Investors is subject to the fulfillment to the satisfaction of the Company on or prior to the First Closing Date of the following conditions, any of which may be waived by the Company:

(i) The representations and warranties made by each Investor in Section 5 hereof shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the First Closing Date. The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the First Closing Date.

(ii) Each Investor shall have executed and delivered the Investor Questionnaire, such delivery instructions set forth in Exhibit A-1 and such other certificates as the Transfer Agent and Depositary may request.

(iii) Any Investor purchasing Shares, Accompanying Warrants and Pre-Funded Warrants at the First Closing shall have paid in full its First Closing Subscription Amount to the Company.

6.2. Second Closing.

(a) Conditions to the Investors’ Obligations. The obligation of each Investor to purchase Securities at the Second Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Second Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(i) The representations and warranties made by the Company in Section 4 hereof, as qualified by the SEC Filings, shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality or by Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the Second Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Second Closing Date.

(ii) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(iii) All obligations, covenants and agreements of the Company required to be performed at or prior to the Second Closing Date shall have been performed.

(iv) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(v) The Investors shall have received a respective opinion from Rimon P.C., the Company’s U.S. counsel, and Johnson Winter Slattery, the Company’s Australian counsel, each dated as of the First Closing Date, in a customary form reasonably acceptable to the Investors and the Placement Agent.

(vi) The Investors shall have received the duly executed Irrevocable Transfer Agent or Depositary Instructions instructing the Transfer Agent or Depositary, as applicable, to deliver a book-entry or holding statement evidencing the number of Shares to be issued to the Investors pursuant to Section 2.2, registered in the name of such Investor.

(vii) The Investors shall have received the duly executed Pre-Funded Warrant Share Instructions instructing the Transfer Agent or Depositary to deliver a book-entry statement evidencing the number of Pre-Funded Warrants to be issued to the Investors pursuant to Section 2.2, registered in the name of such Investor.

(viii) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs.

(x) The Company shall have delivered a certificate of the Secretary of the Company, dated as of the Second Closing Date, (i) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, and (ii) certifying the current versions of the Certificate of Incorporation and Bylaws of the Company.

(xi) Since the date hereof, no event or circumstance or series of events or circumstances shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(b) Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Securities at the Second Closing to each of the Investors is subject to the fulfillment to the satisfaction of the Company on or prior to the Second Closing Date of the following conditions, any of which may be waived by the Company:

(i) The representations and warranties made by each Investor in Section 5 hereof shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the Second Closing Date. The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Second Closing Date.

(ii) Any Investor purchasing Shares and/or Pre-Funded Warrants at the Second Closing shall have paid in full its Second Closing Subscription Amount to the Company.

6.3. Third Closing.

(a) Conditions to the Investors’ Obligations. The obligation of each Investor to purchase Securities at the Third Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Third Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(i) The representations and warranties made by the Company in Section 4 hereof, as qualified by the SEC Filings, shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality or by Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the Third Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Third Closing Date.

(ii) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(iii) All obligations, covenants and agreements of the Company required to be performed at or prior to the Third Closing Date shall have been performed.

(iv) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(v) The Investors shall have received a respective opinion from Rimon P.C., the Company’s U.S. counsel, and Johnson Winter Slattery, the Company’s Australian counsel, each dated as of the First Closing Date, in a customary form reasonably acceptable to the Investors and the Placement Agent.

(vii) The Investors shall have received the duly executed Pre-Funded Warrant Share Instructions instructing the Transfer Agent or Depositary to deliver a book-entry statement evidencing the number of Pre-Funded Warrants to be issued to the Investors pursuant to Section 2.3, registered in the name of such Investor.

(viii) The Investors shall have received the duly executed Pre-Funded Warrant Share Instructions instructing the Transfer Agent or Depositary to deliver a book-entry statement evidencing the number of Pre-Funded Warrants to be issued to the Investors pursuant to Section 2.3, registered in the name of such Investor

(ix) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs.

(x) The Company shall have delivered a certificate of the Secretary of the Company, dated as of the Third Closing Date, (i) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, and (ii) certifying the current versions of the Certificate of Incorporation and Bylaws of the Company.

(xi) Since the date hereof, no event or circumstance or series of events or circumstances shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(b) Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Securities at the Third Closing to each of the Investors is subject to the fulfillment to the satisfaction of the Company on or prior to the Third Closing Date of the following conditions, any of which may be waived by the Company:

(i) The representations and warranties made by each Investor in Section 5 hereof shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date hereof and on the Third Closing Date. The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Third Closing Date.

(ii) Any Investor purchasing Shares and Pre-Funded Warrants at the Third Closing shall have paid in full its Third Closing Subscription Amount to the Company.

7. Termination of Obligations; Effects.

7.1. Termination of Obligations to Effect the Applicable Closing(s).

(a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Applicable Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and Investors that agreed to purchase a majority of the Shares and Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants in the aggregate (the “Majority Investors”) to be issued and sold pursuant to this Agreement;

(ii) By the Company if any of the conditions set forth in Section 6.1(b), Section 6.2(b) or Section 6.3(b) (as applicable) shall have become incapable of fulfillment, and shall not have been waived by the Company; or

(iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1(a), Section 6.2(a) or Section 6.3(a) (as applicable) shall have become incapable of fulfillment, and shall not have been waived by the Investor.

(b) Except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Applicable Closing(s) shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Applicable Closing(s).

(c) In the event of termination by the Company or any Investor of its obligations to effect the Applicable Closing pursuant to this Section 7, written notice thereof shall be given promptly to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Applicable Closing(s) upon written notice to the Company and the other Investors. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

Covenants and Agreements of the Company.

8.1. Nasdaq Listing. From the date hereof until such time as the Shares and Warrant Shares have been sold under an effective registration statement or pursuant to Rule 144 or are eligible for resale under Rule 144(b)(1) or any successor provision, the Company will take such action as is necessary to continue the listing and trading of its ADSs on Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules of such market or exchange, as applicable. The Company further agrees, if the Company applies to have the ADSs traded on any other trading market, it will then include in such application all of the

Shares and Pre-Funded Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Pre-Funded Warrant Shares to be listed or quoted on such other trading market as promptly as possible.

8.2. Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Shares and Warrant Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable ADSs and upon compliance by the Investor with the requirements of this Agreement and applicable law and rules related to such legend removal, if requested by the Investor, the Company shall use its reasonable best efforts to request that the Depositary remove any restrictive legends related to the book entry account holding such Shares and Pre-Funded Warrant Shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within two (2) Trading Days of receipt of such request from the Investor (such date, the “Legend Removal Date”); provided that the Company or Depositary, as applicable, has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith not later than 5:00 p.m. Eastern Time on the date of such request.

(b) Subject to receipt from the Investor by the Company and the Depositary of customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith, upon the earliest of such time as the Shares and Pre-Funded Warrant Shares (i) have been sold or transferred pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the current public information requirement under Rule 144(c), the Company shall (A) deliver to the Transfer Agent or Depositary, as applicable, irrevocable instructions that the Transfer Agent or Depositary shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel (at the Company’s expense) to deliver to the Transfer Agent or Depositary one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act. The Company shall be responsible for the fees of its Transfer Agent and all the Depository Trust Company fees associated with such issuance.

(b) If the Company shall fail for any reason or for no reason to issue Shares or Pre-Funded Warrant Shares to an Investor that are free from all restrictive legends by the Legend Removal Date when all requirements of Section 8.2(a) have been met, then, in addition to all other remedies available to such Investor, if, on or after the Trading Day immediately following such two (2) Trading Day period, such Investor purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale of Shares or Pre-Funded Warrant Shares that such Investor anticipated receiving from the Company without any restrictive legend, then the Company shall, within two (2) Trading Days after such Investor’s request, pay in cash to such Investor the amount by which (x) such Investor’s total purchase price (including any brokerage commissions) for the ADSs so purchased exceeds (y) the product of (1) the aggregate number of Shares or Pre-Funded Warrant Shares that such Investor was entitled to receive without any restrictive legend, multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions). The Investor shall provide the Company prompt written notice of any such request and all evidence reasonably requested by the Company.

(c) Subject to receipt from the Investor by the Company and the Transfer Agent or Depositary, as applicable, of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent or Depositary in connection therewith, upon the earliest of such time as the Shares and/or Warrant Shares (i) have been registered for resale under the 1933 Act pursuant to an effective registration statement, (ii) have been sold or transferred pursuant to an effective registration statement, (iii) have been sold pursuant to Rule 144, or (iv) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 8.2(c) and within two (2) Trading Days of any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Depositary irrevocable instructions that the Depositary shall make a new, unlegended entry for such book entry Shares and/or Pre-Funded Warrant Shares, and (B) use reasonable efforts to cause its counsel to deliver to the Depositary an opinion letter to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if and as required by the Depositary to effect the removal of the legend in accordance with the provisions of this Agreement. Shares and/or Pre-Funded Warrant Shares subject to legend removal hereunder may be transmitted by the Depositary to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company’s (“DTC”) system as directed by such Investor. The Company shall be responsible for the fees of its Depositary and all DTC fees associated with such issuance. Each Investor agrees that if, after the effective date of the registration statement covering the resale of the Shares and Pre-Funded Warrant Shares, such registration statement ceases to be effective and the Company has provided notice to such Investor to that effect, such Investor shall sell Shares and Pre-Funded Warrant Shares only in compliance with an exemption from the registration requirements of the 1933 Act.

8.3 Transfer Restrictions. Each Investor agrees that it will sell, transfer or otherwise dispose of the Securities only in compliance with all applicable Australian, U.S. state and federal securities laws and that any Securities sold by such Investor pursuant to an effective registration statement will be sold in compliance with the plan of distribution set forth therein. In connection with any transfer of the Securities other than (a) pursuant to an effective registration statement, (b) to the Company, or (c) pursuant to Rule 144 (provided that the Investor provides the Company with reasonable assurances (in the form of seller and, if applicable, broker representation letters) that the securities may be sold pursuant to such rule), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of a transfer other than pursuant to (a) through (c) above, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of an Investor under this Agreement with respect to such transferred Securities.

8.4. Subsequent Equity Sales. From the date hereof until 30 days after the Effective Date (the “Restricted Period”), neither the Company nor any subsidiary of the Company shall (a) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any securities of the Company, or (b) file with the SEC a new registration statement under the Securities Act relating to any securities of the Company. Notwithstanding the foregoing, the provisions of this Section 8.4 shall not apply to (i) the issuance of the Securities hereunder, or (ii) the transactions contemplated by the Registration Rights Agreement. The Company shall not take any action or steps that would adversely affect reliance by the Company in any material respect on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or require registration of the Securities under the 1933 Act.

8.5 Variable Rate Transactions. From the date hereof until 90 days after the Effective Date the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of ADSs or ADS Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the ADSs or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering”, whereby the Company may issue securities at a future determined price, regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

8.6 Fees. The Company shall be responsible for the payment of Placement Agent’s fees, and expenses (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby, subject to the terms and any limitations contained in the Company’s engagement letter agreement with the Placement Agent.

8.7 Short Sales and Confidentiality After the Date Hereof. Each Investor covenants that neither it nor any Affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period from the date hereof until the earlier of (i) the date after the transactions contemplated by this Agreement are first publicly announced or (ii) the date on which this Agreement is terminated in full. Each Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law. Each Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales of Shares or ADSs “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

8.8. Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in Shares (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly Shares), combination or other similar recapitalization or event occurring after the date hereof and prior to the Applicable Closing Date, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

Survival and Indemnification.

8.9 Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

8.10 Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Person’s fraud or willful misconduct.

8.11 Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

9. Miscellaneous.

9.1 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or each of the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which any of the Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Securities” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by e-mail, then such notice shall be deemed given upon receipt of confirmation of receipt of an e-mail transmission, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Bionomics Limited

2710 Gateway Oaks Drive, Suite 150N

Sacramento, CA 95833

Telephone+61 8 881507400

Attention: Spyros Papapetropoulos, CEO

Email: Spyros@bionomics.com.au

With a copy (which shall not constitute notice) to:

Rimon P.C.

100 Park Avenue, 16th Floor

New York, NY 10017

Telephone: (212) 515-7900

Facsimile: (212)515-9979

Attention: Theodore J. Ghorra

Email: Theodore.ghorra@rimonlaw.com

If to the Investors:

Only to the addresses set forth on the signature pages hereto.

9.5 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel.

9.6 Amendments and Waivers. Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Securities purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Securities and the Company.

9.7 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Investor(s) shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, each Investor may identify the Company and the value of such Investor’s security holdings in the Company if required and in accordance with applicable investment reporting and disclosure regulations or internal policies related thereto without prior notice to or consent from the Company (including, for the avoidance of doubt, filings pursuant to Sections 13 and 16 of the 1934 Act). The Company shall not include the name of any Investor or any Affiliate or investment adviser of such Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing to the extent such disclosure is required by SEC rules and regulations) without the prior written consent of such Investor. No later than the 2nd Business Day immediately following the date this Agreement is executed, the Company shall issue a press release or file a Form 6-K with the SEC disclosing all material terms of the transactions contemplated by this Agreement and any material non-public information that the Company may have provided any Investor in connection with the transactions contemplated by this Agreement at any time prior to the issuance of such press release or Form 6-K (the “Public Disclosure”). In addition, the Company will make such other filings and notices in the manner and time required by the Australian Securities & Investments Commission, if applicable, the SEC or Nasdaq. From and after the issuance of the Public Disclosure, no Investor shall be in possession of any material non-public information received from the Company, its subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Agreement and each Investor shall no longer be subject to any confidentiality or similar obligations with respect to transactions contemplated by the Transaction Documents, except as and to the extent such investor may be subject to a non-disclosure or confidentiality agreement that is separate and outside the scope of this Agreement or the Transaction Documents.

9.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.9 Entire Agreement. This Agreement, including the signature pages, Exhibits, the other Transaction Documents and any confidentiality agreement between the Company and each Investor constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.10 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.11 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

9.12 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Closing Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other

Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

9.13 Exculpation of the Placement Agent. Each party hereto agrees for the express benefit of the Placement Agent and its Affiliates and representatives that:

(a)            The Placement Agent and its Affiliates and representatives (i) have no duties or obligations other than those specifically set forth herein or in the Engagement Letter; (ii) shall not be liable for any improper payment made in accordance with the information provided by the Company; (iii) make no representation or warranty, and have no responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or in connection with any of the transactions contemplated hereby, including any offering or marketing materials; and (iv) shall not be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement or any Transaction Document, or (B) for anything which any of them may lawfully do or refrain from doing in connection with this Agreement or any Transaction Document, except in each case for such Person’s own gross negligence, willful misconduct or bad faith.

(b)            The Placement Agent and its Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as Placement Agent hereunder pursuant to the indemnification provisions set forth in the Engagement Letter.

9.14         Acknowledgements Regarding Placement Agent.

(a)            Each Investor acknowledges that the Placement Agent is acting as a placement agent on a “best efforts” basis for the Securities being offered hereby and will be compensated by the Company for acting in such capacity. Each Investor represents that such Investor was contacted regarding the sale of the Securities by the Placement Agent or the Company (or an authorized agent or representative thereof) with whom the Investor entered into a verbal or written confidentiality agreement.

(b)            Each Investor represents that it is making this investment based on the results of its own due diligence investigation of the Company, and has not relied on any information or advice furnished by or on behalf of either of the Placement Agent in connection with the transactions contemplated hereby. Each Investor acknowledges that the Placement Agent has not made, and will not make, any representations and warranties with respect to the Company or the transactions contemplated hereby, and the Investor will not rely on any statements made by either of the Placement Agent, orally or in writing, to the contrary.

[remainder of page intentionally left blank]